EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

January 9, 2013	No. 13-01

Avalon Rare Metals Inc. Annual General Meeting
Scheduled for January 29, 2013

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to provide particulars for the Company's upcoming shareholders meeting.

ANNUAL GENERAL MEETING

The Company will hold its Annual General Meeting of Shareholders ("AGM") at 4:30 pm EST on Tuesday, January 29, 2013, at the Toronto Board of Trade, Room A/B/C/D, located at 1 First Canadian Place, Toronto, Ontario. At the meeting management will provide shareholders with an update on business activities and shareholders will be asked to approve the appointment of directors and auditors. There is no special business on the agenda.

ANNUAL MEETING MATERIALS

In connection with the AGM, the Company has mailed out to shareholders of record, as on December 28, 2012, a copy of the Notice of Meeting, President’s Letter, Information Circular, Audited Consolidated Financial Statements for the fiscal year ended August 31, 2012, Management Discussion and Analysis, and a Proxy. The audit was performed by McCarney Greenwood LLP which is a registered firm with the Canadian Public Accountability Board, a requirement for public accounting firms that provide external audit services for reporting issuers in Canada, and the Public Company Accounting Oversight Board in the United States, a required registration for auditors of NYSE MKT listed companies. A copy of these documents, along with the Annual Information Form may be viewed on the Company's website at www.avalonraremetals.com/investors/financials.

INVESTOR UPDATES

The Company’s Quarterly video update from the CEO, providing a commentary on recent activities, was posted on the Company’s website before Christmas at www.avalonraremetals.com. Also, investors attending the annual Vancouver Resource Investment Conference on January 20-21, 2013, will be able to meet with management at the Company’s booth, #706, over the two day period.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,621,986. Cash resources: approximately $20 million. To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please contact the Company by email at ir@avalonraremetals.com or contact  Don Bubar, President at 416-364-4938.